UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GALAXY DIGITAL INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Eligible Restricted Stock Units for Newly Issued Restricted Stock Units
(Title of Class of Securities)
36317J 209
(CUSIP Number of Class of Securities)
Michael Novogratz
Founder and Chief Executive Officer
Andrew Siegel
General Counsel
300 Vesey Street
New York, NY 10282
(212) 390-9216
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)
Copies to:
Joseph A. Hall
Daniel P. Gibbons
Davis Polk & Wardwell LLP
450 Lexington Ave.
New York, NY 10017
(212) 450-4000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Galaxy Digital Inc., a Delaware corporation (the “Company” or “Galaxy”), in connection with its offer to each current employee of the Company or one of its affiliates who holds NTSUP RSUs (as defined below) (each, an “Eligible Participant”) of a one-time opportunity to exchange all (but not less than all) of such Eligible Participant’s outstanding cash-settled restricted share units in respect of the Company’s Class A common stock (“RSUs”) under the Amended and Restated Galaxy Digital Inc. Non-Treasury Share Unit Plan (the “NTSUP,” and such RSUs, the “NTSUP RSUs”) to receive share-settled RSUs under the Amended and Restated Galaxy Digital Inc. Long Term Incentive Plan (the “LTIP,” and such RSUs, “LTIP RSUs”), upon the terms and subject to the conditions set forth in the Offer to Exchange, dated August 19, 2025 (the “Offer to Exchange”), the Offering Memorandum contained in the Offer to Exchange and the related Terms of Election (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Although we intend to include all Eligible Participants worldwide, we may exclude otherwise Eligible Participants if, for any reason, we believe that their participation would be illegal, inadvisable or impractical under local law and regulations.
Item 1. Summary Term Sheet.
Reference is made to the information set forth in the Prospectus—Offer to Exchange under the heading “Summary Term Sheet And Questions and Answers,” which is incorporated herein by reference.
Item 2. Subject Company Information.
(a)Name and Address. The issuer is Galaxy Digital Inc., a Delaware corporation. The Company’s principal executive offices are located at 300 Vesey Street, New York, New York, and the telephone number of its principal executive offices is (212) 390-9216. The information set forth in the Prospectus—Offer to Exchange under “This RSU Exchange Offer—Section 12 (Information Concerning the Company)” is incorporated herein by reference.
(b)Securities. The subject class of securities are the NTSUP RSUs. As of August 15, 2025, there were 491,484 NTSUP RSUs outstanding under the NTSUP, or approximately 0.28% of our total shares of Class A common stock outstanding as of August 15, 2025, which was 174,805,535 shares. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “This RSU Exchange Offer—Section 1 (Eligibility; RSU Exchange Offer Expiration Date),” “This RSU Exchange Offer—Section 5 (Our Acceptance Constitutes an Agreement),” and “This RSU Exchange Offer—Section 8 (Conditions of this RSU Exchange Offer)” is incorporated herein by reference.
(c)Reference is made to the information set forth in the Prospectus—Offer to Exchange under the heading “Terms of LTIP RSUs,” which is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a)Galaxy is the filing person and is the subject company. Reference is made to the information set forth in the Prospectus—Offer to Exchange under “Schedule A (Information Concerning the Directors and Executive Officers of Galaxy Digital Inc.)” which is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a)Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and the sections under “This RSU Exchange Offer” titled “Section 1 (Eligibility; RSU Exchange Offer Expiration Date),” “Section 4 (Procedures for Electing to Exchange NTSUP RSUs),” “Section 6 (Withdrawal Rights),” “Section 7 (Acceptance of NTSUP RSUs for Exchange; Grant of LTIP RSUs),” “Section 8 (Conditions of this RSU Exchange Offer),” “Section 9 (Market Price Shares of Class A Common Stock Underlying the NTSUP RSUs),” “Section 10 (Source and Amount of Consideration; Terms of LTIP RSUs),” “Section 11 (Terms of Applicable Equity Award Plans),” “Section 16 (Status of RSUs Acquired by the Company in this RSU Exchange Offer; Accounting Consequences of this RSU Exchange Offer),” “Section 18 (Material U.S. Federal Income Tax Consequences),” is incorporated herein by reference.

(b)Purchases. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a)Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under “This RSU Exchange Offer—Section 14 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements our Securities)” and “This RSU Exchange Offer—Section 15 (Transactions and Arrangements Concerning Our Securities)” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a)Purposes. Reference is made to the information set forth in the Prospectus—Offer to Exchange under “This RSU Exchange Offer—Section 2 (Purpose of this RSU Exchange Offer)” which is incorporated herein by reference.
(b)Use of Securities Acquired. Reference is made to the information set forth in the Prospectus—Offer to Exchange under “This RSU Exchange Offer—Section 7 (Acceptance of NTSUP RSUs for Exchange; Grant of LTIP RSUs)” which is incorporated herein by reference.
(c)Plans. Except as otherwise disclosed in the Prospectus—Offer to Exchange, Galaxy presently does not have any plans, proposals or negotiations that relate to or would result in:
(i)any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving either one of them;
(ii)any purchase, sale or transfer of a material amount of either of their assets;
(iii)any material change in either of their present dividend policies, or indebtedness or capitalization;
(iv)any change in either of their present boards of directors or senior management, including a change in the number or term of directors to fill any existing vacancies on the board of directors, or any change in an executive officer’s material terms of employment;
(v)any other material change in either of their corporate structures or business;
(vi)Galaxy Class A common stock not being authorized (or Galaxy Class A common stock after they have been so authorized) for quotation in an automated quotation system operated by a national securities association;
(vii) Galaxy Class A common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);
(viii)the suspension of Galaxy’s obligation to file reports pursuant to Section 15(d) of the Exchange Act;
(ix)the acquisition by any person of any material amount of Galaxy’s securities or the disposition of any material amount of Galaxy’s securities; or
(x)any change in Galaxy’s Certificate of Incorporation or By-laws, or any actions which may impede the acquisition or control of us by any person.
Item 7. Source and Amount of Funds or Other Consideration.
(a)Source of Funds. Reference is made to the information set forth in the Prospectus—Offer to Exchange under “This RSU Exchange Offer—Section 10 (Source and Amount of Consideration; Terms of LTIP RSUs),” which is incorporated herein by reference.

(b)    Conditions. The information set forth in the Offer to Exchange under “This RSU Exchange Offer—Section 8 (Conditions of this RSU Exchange Offer)” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this RSU Exchange Offer.
(c)    Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a)Securities Ownership. Not applicable.
(b)Securities Transactions. Not applicable.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a)Solicitations or Recommendations. Reference is made to the information set forth in the Prospectus—Offer to Exchange under “This RSU Exchange Offer — Section 20 (Fees and Expenses,” which is incorporated herein by reference.
Item 10. Financial Statements.
(a)Financial Information
The annual financial statements of Galaxy Digital Holdings LP for the years ended December 31, 2024, 2023 and 2022 and as of December 31, 2024 and 2023 filed by the Company as Exhibit 99.1 to the Current Report on Form 8-K on May 28, 2025, are incorporated herein by reference.
The condensed consolidated interim financial statements of Galaxy Digital Inc. for the three and six months ended June 30, 2025 and as of June 30, 2025 filed by the Company as Item 1 to the Quarterly Report on Form 10-Q on August 5, 2025, are incorporated herein by reference.
The SEC also maintains a website that contains reports and other information that Galaxy files electronically with the SEC. The address of that website is http://www.sec.gov.
(b)Pro Forma Financial Information. Not applicable.
(c)Summary Information. Reference is made to the information set forth in the Prospectus—Offer to Exchange under “This RSU Exchange Offer—Section 13 (Summary Financial Information),” which is incorporated herein by reference.
Item 11. Additional Information.
(a)Agreements, Regulatory Requirements and Legal Proceedings. Reference is made to the information set forth in the Prospectus—Offer to Exchange under “This RSU Exchange Offer—Section 15 (Transactions and Arrangements Concerning our Securities) and Section 17 (Agreements; Legal Matters; Regulatory Approvals),” which is incorporated herein by reference.
To Galaxy’s knowledge, there are currently no material pending legal proceedings relating to this Offer.
Galaxy is not aware of any license or regulatory permit that appears to be material to Galaxy’s businesses that might be adversely affected by the exchange as contemplated by the Offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of LTIP RSUs as contemplated herein. Should any such approval or other action be required, Galaxy presently contemplates that it will seek such approval or take such other action. Galaxy is unable to predict whether they may determine that they are required to delay the acceptance of NTSUP RSUs for exchange pending the outcome of any such matter. Galaxy cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to Galaxy’s businesses.

(b)Not applicable.
(c)Not applicable.

Item 12.	Exhibits.
(a)(1)(A)	Prospectus—Offer to Exchange dated August 19, 2025.

(a)(1)(B)	Terms of Election.

(a)(1)(C)	Notice of Withdrawal.

(a)(2)	Form of Announcement E-mail.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

GALAXY DIGITAL INC.

By:	/s/ Anthony Paquette
Name:	Anthony Paquette
Title:	Chief Financial Officer
Date: August 19, 2025